SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December 2016

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1. English press release entitled, “Notice regarding Share Repurchase”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 5, 2016	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Notice regarding Share Repurchase Status

TOKYO, Japan — December 5 — ORIX Corporation hereby announces the status regarding its share repurchase pursuant to the provisions of its Articles of Incorporation and Article 459, Paragraph 1 of the Companies Act, which was resolved at its Board of Directors meeting held on October 26, 2016, as follows.

1.	Classification of shares acquired	Common shares
2.	Total number of shares acquired	1,691,600 shares
3.	Total value of shares acquired	JPY 2,607,765,500
4.	Acquisition period	November 1, 2016 – November 30, 2016
5.	Acquisition method	Open market purchase on the Tokyo Stock Exchange
* The acquisition period is based on the trade date.

(Reference)

1.	Details of the resolution reached at the Board of Directors meeting held on October 26, 2016

	(1) Classification of shares to be acquired	Common shares
	(2) Total number of shares to be acquired	39,000,000 shares (maximum) (2.97% of total number of shares issued (excluding treasury shares))
	(3) Total value of shares to be acquired	JPY 50 billion (maximum)
	(4) Acquisition period	October 27, 2016 – March 31, 2017
	(5) Acquisition method	Open market purchase on the Tokyo Stock Exchange

2.	Cumulative number of shares repurchased based on the above resolution at the Board of Directors Meeting (as of November 30, 2016)

	(1) Total number of shares acquired	1,691,600 shares
	(2) Total value of shares acquired	JPY 2,607,765,500

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 37 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website: http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2015 – March 31, 2016.”